EXHIBIT 99.1

Equinor ASA: Completed share capital reduction in connection with share buy-back

In line with the objective for the share buy-back programme which was executed by Equinor ASA (OSE: EQNR, NYSE: EQNR) in three tranches in the period 28 July 2021 until 25 March 2022, the annual general meeting on 11 May 2022 in Equinor ASA decided that the share capital shall be reduced with NOK 205,543,870 from NOK 8,144,219,267.50 to NOK 7,938,675,397.50, by deletion or redemption of total 82,217,548 shares.

The creditor deadline for the capital reduction has expired and the capital reduction was completed in the Company Register Center 29 June 2022.

Further information:

Investor relations: Mads Holm, senior vice president, Treasury & Tax, and Investor Relations, +47 909 55 417 (mobile)

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act